[Eversheds Sutherland (US) LLP Letterhead]
February 27, 2024
Via EDGAR

Jeff Long
Division of Investment Management,
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Nuveen Churchill Direct Lending Corp.

Dear Mr. Long:
On behalf of Nuveen Churchill Direct Lending Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 29, 2024, in connection with the SEC’s review of the Company’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2022 (the “Form 10-K”).
1.The Staff notes that the Form 10-K discloses the “weighted average yield on debt and income producing investments, at cost” and “weighted average yield on debt and income producing investments, at fair value.” Going forward, please disclose the weighted average yield on all debt investments.

Response: The Company acknowledges the Staff’s comment and will disclose the weighted average yield on all debt investments in future filings.

2.The Staff refers to footnote 12 of the Company’s Consolidated Schedule of Investments included in the Form 10-K. To the extent the Company invests in money market funds, please disclose such investment in a separate line item in the Consolidated Schedule of Investments in accordance with Rule 12-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will disclose each investment in a money market fund in a separate line item in accordance with Rule 12-12 of Regulation S-X.

3.The Staff refers to the section entitled “Expense Support Agreement” under Note 4 to the Company’s consolidated financial statements in the Form 10-K. In the table presenting a cumulative summary of the Expense Payments that may be subject to reimbursement pursuant to the Expense Support Agreement, going forward, please present the operating expense ratio and distribution yield in the table.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company has repaid the Adviser all amounts payable under the Expense Support Agreement as of December 31, 2023. In addition, pursuant to its terms, the Expense Support Agreement was automatically terminated upon the consummation of the Company’s initial public offering that closed on January 29, 2024. Notwithstanding the foregoing, the Company acknowledges the Staff’s comment and will disclose the operating expense ratio and distribution yield in a table in any future filings to the extent the Company enters into a new expense support agreement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

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Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:     John D. McCally, General Counsel, Churchill Asset Management LLC
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP
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